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John Kaspar · 3rd [in]

World Laser Companies

Experienced business owner and sales professional. I am an extrovert trapped in a CPA's body.

Stetson University

Las Vegas, Nevada Area · 108 connections · **Contact info**

About

Experienced business owner and sales professional. I am an extrovert trapped in a CPA's body. While I have the requisite business skills from being a CPA and CFO, I truly excel in social environments. My passions are whiskey, mixology, restaurant and bar operations and seek a career in these fields.

Experience

Sales Manager
World Laser Companies
Nov 2011 – Present · 8 yrs
Las Vegas, NV

Supervised Importing products from China
Supervised the sales and finance teams.
Designed and setup trade show booths.
Created Marketing documents for sales meetings.
Visited customers throughout California on a weekly basis.
Maintained relationships with customers and their finance departments.



CFO
Full Spectrum Laser
May 2011 – Oct 2011 · 6 mos
Las Vegas, NV

In charge of finances and development of website to grow startup into a multimillion dollar company.

CEO
Win 4 Charity
May 2008 – Feb 2011 · 2 yrs 10 mos
Las Vegas and Atlanta

Lead marketing, Sales and web development teams to build online fundraising for non profits.

CFO
Watchit Media and World Series of Golf
Jan 2006 – May 2008 · 2 yrs 5 mos
Las Vegas, Nevada

Oversaw finances of both companies and help take World Series of Golf public and completed the acquisition of Watchit Media by larger media company.

Managing Partner
Toppings LLC
Mar 2004 – Apr 2006 · 2 yrs 2 mos
Ocala, Florida Area

Implemented growth strategy to combine and acquire 18 Hungry Howies Pizza stores into a large profitable group for a group of investors.

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Education



Stetson University
Post Baccalaureate Degree, Accounting, Completed graduate studies to allow sitting for CPA exam
1987 – 1988



Stetson University
Bachelor of Science - BS, Accounting, Bachelor of Science to allow me to enter Graduate school and then CPA exam
1983 – 1987
Activities and Societies: Pi Kappa Alpha – Various committee chairs and House Father my graduate year Resident advisor in dorms sophomore year

Licenses & Certifications



Leadership Marion County
Ocala/Marion County Chamber of Commerce
Issued Jan 2007 · No Expiration Date
Credential ID Leadership Graduate

Nevada Real Estate Sales
Nevada real estate division
Issued Jan 2007 · Expired Dec 2008
See credential



Certified Public Accountant
Florida Institute of CPAs (FICPA)
Issued May 1989 · Expired May 2005
Credential ID Certified Public Accountant

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Volunteer Experience



Coach, board member
Little League International
Jan 1990 – Dec 2016 · 27 yrs
Children

Growing up playing baseball and football into college I always loved the game. Love coaching and giving back the many things I learned and great positive experiences I was fortunate to have with my coaches and schools.



Advisory Board
United Way of Marion County, FL
May 2005 – Aug 2008 · 3 yrs 4 mos
Social Services

Served on Marion County aka Ocala, FL United Way committees and boards to do site visits with many non profits in our community. Allocate funds and consult with executive directors to improve fundraising and operations.



Board Member

Children's Home Society of Florida

Jan 1996 – Dec 1999 • 4 yrs

Children

Fortunate to be on the Central Florida board for this great organization that assisted teenager pregnancies and adoption assistance.

Skills & Endorsements

Small Business Consulting

Fundraising

Bookkeeping

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Interests


Beverage Executives USA
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Wynn Las Vegas
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Pi Kappa Alpha International Frat...
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Brown-Forman
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Stetson University
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Southern Glazer's Wine & Spirits
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See all